Filed pursuant to Rule 433

Registration No. 333-147807

July 7, 2008

Final Term Sheet

6.025% Secured Medium-Term Notes, Series H due 2018

IDAHO POWER COMPANY

Secured Medium-Term Notes, Series H

Issuer: Idaho Power Company	Interest Payment Dates: January 15 and July 15,
commencing January 15, 2009
Trade Date: July 7, 2008	Redemption: As specified in Pricing Supplement No. 1
Original Issue Date/Settlement Date: July 10, 2008,	dated July 7, 2008. Make Whole to be determined at
which is the third business day following the Trade	a discount rate equal to the Treasury Rate plus 35
Date.	basis points.
Principal Amount: $120,000,000	Maturity Date: July 15, 2018
Price to Public: 100.000% of Principal Amount, plus	CUSIP: 45138LAU7
accrued interest from the Original Issue Date	Purchasers:
Purchasers’ Discount: 0.625%	J.P. Morgan Securities Inc. ($33,000,000)
Proceeds to the Company: 99.375%	Banc of America Securities LLC ($30,000,000)
Interest Rate: 6.025% per annum	Wachovia Capital Markets, LLC ($30,000,000)
KeyBanc Capital Markets Inc. ($9,000,000)
RBC Capital Markets Corporation ($6,000,000)
Wedbush Morgan Securities Inc. ($6,000,000)
Wells Fargo Securities, LLC ($6,000,000)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Banc of America Securities LLC toll free at 1-800-294-1322 or Wachovia Capital Markets, LLC toll free at 1-800-326-5897.